# Genomic Expression Inc.



# ANNUAL REPORT

100 Cummings Center, Suite 451C,

Beverly, MA 01915

(828) 475-5552

https://genomicexpression.com

This Annual Report is dated October 18, 2024.

## BUSINESS

Genomic Expression, Inc. (the "Company") was incorporated in Delaware on July 1, 2009. The Company has developed a cutting-edge RNA Platform, OneRNA®, which uniquely identifies and quantifies over 20,000 mRNAs in a sample without relying on pre-determined panels. This innovative technology enables the repurposing of approved cancer drugs on an individual patient basis, providing truly personalized treatment options for patients who do not respond to standard therapies or experience recurrence.

The OneRNA® platform represents a significant advancement in the field of diagnostics, particularly when compared to traditional DNA panel-based tests. DNA panels typically offer a limited diagnostic yield, detecting actionable mutations for FDA-approved drugs in only about 40% of cases. In contrast, OneRNA ® has demonstrated a nearly 100% diagnostic yield in breast and ovarian cancers, making it a transformative tool in personalized medicine and enables truly individualized treatment.

The Company generates revenue through clinical lab services, offering diagnostic tests to doctors when standard treatments fail. Patient samples are analyzed in Genomic Expression's CLIA-certified laboratory, and comprehensive reports are delivered to the ordering healthcare professionals, providing treatment options based on the patient's RNA profile.

Additionally, the Company engages in R&D collaborations with biotech and pharmaceutical companies. These collaborations de-risk and accelerate clinical programs and eventually develop companion diagnostic algorithms on the OneRNA® platform.

Key Assets include the CLIA-certified clinical laboratory and the OneRNA® cloud platform, which manages data from sample acquisition through analysis and report delivery as a HIPPA and CLIA compliant SaaS solution. Since obtaining CLIA validation in April 2020, the Company has launched three products: COVID-19 PCR testing in saliva, BRCAl/2 testing in tumor tissue, blood, and saliva, and OneRNA® for breast cancer diagnostics. In 2024, the Company completed CLIA validation for OneRNA® in ovarian cancer.

The OneRNA® platform contributes to drug discovery and development, helping drug discovery companies design more successful clinical studies and generate algorithms predicting responses to standard treatments.

Business Model: Genomic Expression operates on a dual revenue model, encompassing both direct-to-doctor diagnostic testing services and collaborative R&D projects with biotech and pharmaceutical companies. The Company's target customers are healthcare providers treating cancer patients and biotech/pharma companies seeking to enhance their clinical programs. The OneRNA® diagnostic tests are offered through the Company's CLIA-certified lab, where patient samples are processed, and individualized treatment recommendations are provided in the form of a clinical report sent to the ordering physician.

Corporate Structure: Genomic Expression, Inc. is a standalone entity with no parent company or subsidiaries. The Company maintains full control over its proprietary OneRNA® platform and the associated intellectual property, ensuring strategic focus and operational efficiency.

Intellectual Property (IP): Genomic Expression has filed a broad patent related to the OneRNA® platform and is developing proprietary methods to rapidly translate RNA data into RNA Therapeutics. These methods enable the potential creation of fully individualized therapies in the future. The Company's IP portfolio includes additional trademarks and trade secrets that protect its innovative processes and technologies.

Corporate History: Genomic Expression, Inc. was incorporated in Delaware on July 1, 2009. The Company was stelth until recieving multiple grants in 2017 and has since established a CLIA lab in Beverly, MA in 2017. It has emerged as a pioneer in RNA-based diagnostics, with a strong focus on truly individualizing cancer treatment.

## Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $115,000.00

Use of proceeds: Sales and Marketing

Date: July 31, 2024

Offering exemption relied upon: 506(c)

Type of security sold: Convertible Note

Final amount sold: $90,000.00

Use of proceeds: Operation and CLIA validation of OneRNA®

Date: November 15, 2021

Offering exemption relied upon: 506(c)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

### Operating Results – 2023 Compared to 2022

Year ended June 30, 2024 compared to the year ended June 30, 2023

Sales
Sales for fiscal year 2023 was $608,380 compared to $222,724 in fiscal year 2024.
Shift in product mix to higher margin products away from infectious disease and towards oncology. We pivoted away from COVID-19 testing and the sales drop was augmented by grants and research collaboration income.

Cost of Sales
Cost of Sales for fiscal year 2023 was $236,708. In the fiscal year 2024, cost of sales was zero because we shifted away from COVID-19 testing and automated our lead acquisition pipeline using social media, driving cost to zero.

The decrease in cost of sales is due to the automation of lead generation and the management team's ability to leverage their strong industry network to acquire customers. We maintained certain operational costs in anticipation of scaling our oncology-focused product line.

Gross Margins
Gross margins for fiscal year 2023 was 61% 2023 whereas it was 100% in 2024.
The increase in gross margins is due to the higher prices for OneRNA(R) assay despite the overall rise in the cost of reagent, we expect margins to improve further as we scale production and refine our procurement processes

Operating Expenses
Expenses for fiscal year 2023 were $698,026 in fiscal year 2024 operating expenses were only $448.836.
The decrease in expenses is primarily due to the downsizing of the organization due to the strategic shift away from infectious diseases and continued operations in the oncology space.

### Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $33,678.00. [*The Company intends to raise additional funds through an equity financing.*]

### Debt

Creditor: EIDL Loan

Amount Owed: $181,881.00
Interest Rate: 3.75%
Maturity Date: June 01, 2050


Creditor: SBA revolving credit
Amount Owed: $100,000.00
Interest Rate: 5.25%
Maturity Date: June 21, 2031


Creditor: Convertible Notes
Amount Owed: $90,000.00
Interest Rate: 8.0%
Maturity Date: November 15, 2025
In November 2021, the Company issued Convertible Notes totaling $90,000. These notes carry an 8% interest rate, a 20% discount rate upon conversion, and a valuation cap of $25 million.


Creditor: Convertible Notes
Amount Owed: $105,000.00
Interest Rate: 8.0%
Maturity Date: September 01, 2026
The Company has issued another set of convertible notes from July to November 2023, amounting to $105,000, which also carry an 8% interest rate, a 20% discount rate upon conversion, and a valuation cap of $50 million. As of June 30, 2024, the total outstanding amount of these notes is $195,000 since none has been converted, with accrued interest totaling $6,261.


Creditor: Funding Circle
Amount Owed: $55,000.00
Interest Rate: 22.76%
Maturity Date: January 18, 2029
In 2024, the Company has also entered into another Loan agreement with an external party as detailed below:


Creditor: Legomics
Amount Owed: $32,100.00
Interest Rate: 0.0%
In 2015, Genomic Expression established Legomics as an independent entity. Although the two companies now operate separately, Genomic Expression maintains an ongoing interest in Legomics' technology and capabilities due to their potential to accelerate RNA therapeutic development. This technology, currently at the proof-of-concept stage, may be integrated into Genomic Expression's operations in the future, pending further development and funding. Regarding ownership, the major shareholders, who own 1,999,979 out of 2,740,973 (73%) of the issued and outstanding shares of Genomic Expression, also hold a 90% interest in Legomics. As of June 30, 2022, the company had outstanding payables of $32,100 to Legomics and receivables of $141,468 from Legomics as of June 30, 2024.


Creditor: Convertible Notes
Amount Owed: $50,000.00
Interest Rate: 8.0%
Maturity Date: September 10, 2029
In September 2024, the Company issued Convertible Notes amounting to $50,000, which carry an 8% interest rate, a 20% discount rate upon conversion, and a valuation cap of $50 million, similar to the existing Notes described in Note 5 of Financial Statements.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Gitte Pedersen

Gitte Pedersen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Co-Founder, Chairman of the Board, Principal Accounting Officer

Dates of Service: July, 2017 - Present

Responsibilities: Main fundraiser of the company, overseeing all departmental operations. In charge of setting strategic direction, managing company growth, and securing investments. Salary: $100K annually Equity compensation: None currently; plans to reserve a package for an expanded management team. Currently owning approximately 36%.

Other business experience in the past three years:

Employer: Legomics

Title: Co-Founder Board Member

Dates of Service: January, 2019 - January, 2024

Responsibilities: Provided strategic oversight and guidance. Not actively working there anymore as of January 2024.

Other business experience in the past three years:

Employer: ACTAI Ventures

Title: Limited Partner

Dates of Service: January, 2021 - Present

Responsibilities: I have no operational role or advisory role - I am an investor in this fund

Name: Morten Lorentz Pedersen

Morten Lorentz Pedersen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CSO, Co-Founder, Director

Dates of Service: January, 2017 - Present

Responsibilities: Supporting scientific questions, leading research and development efforts. Filed and issued patents in the USA, Europe, and Canada. Salary: $100K annually Equity compensation: Currently owning approximately 35%.

Other business experience in the past three years:

Employer: Legomics

Title: Board Member

Dates of Service: January, 2019 - January, 2024

Responsibilities: Inventor of the technology and involved in grant applications and proof of concept work in the lab. No hours currently being dedicated.

Name: Kirsten Dinesen Bertelsen

Kirsten Dinesen Bertelsen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director (part-time)

Dates of Service: January, 2017 - Present

Responsibilities: Provides strategic competence in business models and marketing. Brings experience in business development and digitalization, particularly in technology companies and life sciences. Salary: Not currently receiving compensation. Equity compensation: None specified.

Other business experience in the past three years:

Employer: Frontpage

Title: Managing Director

Dates of Service: March, 2022 - Present

Responsibilities: Management, business development, and strategy.

Other business experience in the past three years:

Employer: PowerCare

Title: Chairman of the Board

Dates of Service: May, 2020 - April, 2022

Responsibilities: Developed IT infrastructure, business models, and managed overall company operations.

Name: Daniel Drysdale Adams

Daniel Drysdale Adams's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Director (part-time)

Dates of Service: October, 2005 - Present

Responsibilities: Serves on the Board of Directors, providing strategic oversight and direction. Salary: Not currently receiving compensation. Equity compensation: None specified.

Name: Gerard F Cauwenbergh

Gerard F Cauwenbergh's current primary role is with Legacy Health Care (CH). Gerard F Cauwenbergh currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director (part-time)

Dates of Service: January, 2017 - Present

Responsibilities: Facilitates connections to venture capital and private equity managers. Provides strategic oversight and business development advice. Salary: None currently; board compensation expected after financing. Equity compensation: None specified.

Other business experience in the past three years:

Employer: Legacy Health Care (CH)

Title: Co-Founder and Director

Dates of Service: April, 2009 - Present

Responsibilities: Strategic positioning of the transition from consumer to Rx company.

Other business experience in the past three years:

Employer: Phases123 LLC (US)

Title: Managing Partner

Dates of Service: April, 2008 - Present

Responsibilities: Supporting roles in biotech and healthcare start-up companies, providing strategic, regulatory, financial, and business development guidance.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Stock

Stockholder Name: Gitte Pedersen

Amount and nature of Beneficial ownership: 983,323

Percent of class: 36.0

Title of class: Voting Common Stock

Stockholder Name: Morten Pedersen

Amount and nature of Beneficial ownership: 961,101

Percent of class: 35.0

## RELATED PARTY TRANSACTIONS

Name of Entity: Legomics

Names of 20% owners: Gitte and Morten Pedersen

Relationship to Company: Officer

Nature / amount of interest in the transaction: Ongoing Interest

Material Terms: In 2015, Genomic Expression established Legomics as an independent entity. Although the two companies now operate separately, Genomic Expression maintains an ongoing interest in Legomics' technology and capabilities due to their potential to accelerate RNA therapeutic development. This technology, currently at the proof-of-concept stage, may be integrated into Genomic Expression's operations in the future, pending further development and funding. Regarding ownership, the major shareholders, who own 1,999,979 out of 2,740,973 (73%) of the issued and outstanding shares of Genomic Expression, also hold a 90% interest in Legomics. As of June 30, 2022, the company had outstanding payables of $32,100 to Legomics and receivables of $168,400 from Legomics as of June 30, 2023.

## OUR SECURITIES

The company has authorized Voting Common Stock, Non-Voting Common Stock, Convertible notes, Convertible Note, and Convertible Note - CF 2024.

Voting Common Stock

The amount of security authorized is 4,000,000 with a total of 3,045,198 outstanding.

Voting Rights

1 vote per share

Material Rights

The total amount outstanding includes 304,225 of shares to be issued pursuant to stock options issued.

Except as otherwise required by law or as otherwise provided in the Amended and Restated Certificate of Incorporation, each share of the Voting Common Stock and each share of the Non-Voting Common Stock shall have identical powers, preferences, qualifications, limitations and other rights, including rights in liquidation and rights upon a merger or consolidation of the Company.

Non-Voting Common Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Except as otherwise required by law or as otherwise provided in the Amended and Restated Certificate of Incorporation, each share of the Voting Common Stock and each share of the Non-Voting Common Stock shall have identical powers, preferences, qualifications, limitations and other rights, including rights in liquidation and rights upon a merger or consolidation of the Company.

Convertible notes

The security will convert into Common stock and the terms of the Convertible notes are outlined below:

Amount outstanding: $116,854.00

Maturity Date: October 13, 2028

Interest Rate: 8.0%

Discount Rate: 20.0%

Valuation Cap: $50,000,000.00

Conversion Trigger: $2.5M in revenue, grant or Series A

Material Rights

There are no material rights associated with Convertible notes.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $90,000.00

Maturity Date: November 15, 2025

Interest Rate: 8.0%

Discount Rate: 20.0%

Valuation Cap: $25,000,000.00

Conversion Trigger: $2.5M in revenue, grant or Series A

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note - CF 2024

The security will convert into Non-voting common stock and the terms of the Convertible Note - CF 2024 are outlined below:

Amount outstanding: $0.00

Maturity Date: September 01, 2026

Interest Rate: 8.0%

Discount Rate: 20.0%

Valuation Cap: $50,000,000.00

Conversion Trigger: $2,500,000 Qualified Financing - see Material Rights below

Material Rights

Please refer to Exhibit F of the Offering Materials for the full Convertible Note Agreement. An excerpt of key terms is provided below.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Non-Voting Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Non-Voting Common Stock resulting in gross proceeds to the Company of at least $2,500,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Non-Voting Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $50,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Non-Voting Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Non-Voting Common Stock at a price per security equal to the quotient of $50,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

**What it means to be a minority holder**

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**RISK FACTORS**

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the notes we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. The Convertible Promissory Notes have no rights to vote until the date of maturity The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. The U.S. Food and Drug Administration, or FDA, has begun requiring approval or clearance of new CLIA Laboratory Developed Tests (LDT) withing the next 4 years. Genomic Expression could incur substantial costs and time delays associated with meeting requirements for pre-market clearance or approval or we could experience decreased demand for, or reimbursement of, our tests in the future. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Technological Obsolescence Risk: The field of molecular diagnostics and RNA-based therapeutics is rapidly evolving. There is a risk that new, more advanced technologies may emerge that render the Company's current platform obsolete or less competitive. If Genomic Expression fails to keep up with technological advancements, it could lose its market position. Regulatory Approval Delays: While the Company has obtained CLIA certification, future products or expansions of the OneRNA® platform may require additional regulatory approvals. Delays or failures in obtaining these approvals could hinder the Company's ability to commercialize new products and could adversely affect its revenue and growth prospects. Intellectual Property Challenges The Company's business heavily relies on its intellectual property. There is a risk that existing patents could be challenged or that new patents could be difficult to obtain. Additionally, the Company may face legal challenges from competitors claiming infringement, which could result in costly litigation and potential loss of IP rights. Dependence on Key Partnerships: The Company's strategy includes R&D collaborations with biotech and pharmaceutical companies. The success of these collaborations is crucial for the development and commercialization of new products. If these partnerships are terminated or do not yield the expected results, it could adversely affect the Company's R&D efforts and overall business strategy. Reimbursement and Payor Risk: The Company relies on reimbursement codes for its diagnostic tests. Changes in healthcare policies, reimbursement rates, or payor guidelines could negatively impact the Company's revenue stream. If payors reduce or eliminate reimbursement for the Company's services, it could significantly affect profitability. Clinical Data Reliability: The efficacy of the OneRNA® platform is based on clinical data. There is a risk that future studies might not replicate the high diagnostic yield reported in earlier studies. Any inconsistencies or negative results could harm the Company's reputation and market acceptance. Scalability and Operational Risks: As the Company grows, it will need to scale its operations, including its laboratory facilities, IT infrastructure, and customer support. There is a risk that the Company may encounter challenges in scaling efficiently, leading to increased costs, delays, or a decline in service quality. Competitive Landscape Shifts: The molecular diagnostics industry is highly competitive, with new entrants and existing competitors constantly innovating. The emergence of a new competitor with a superior technology or a large established company entering the RNA diagnostics space could threaten the Company's market share and growth potential. Dependency on Specialized Talent: The Company's success relies heavily on its ability to attract and retain highly specialized talent, including scientists, bioinformaticians, and regulatory experts. There is a risk that the Company may not be able to attract or retain the necessary talent, which could slow down innovation and product development. Market Adoption Risk: The success of the OneRNA® platform depends on its adoption by healthcare providers and patients. There is a risk that the platform may face resistance from clinicians who are accustomed to traditional DNA-based diagnostics or from patients who are wary of new technologies. Slow adoption could impact the Company's revenue growth. FDA The U.S. Food and Drug Administration, or FDA, has begun requiring approval or clearance of new CLIA Laboratory Developed Tests (LDT). We could incur substantial costs and time delays associated with meeting requirements for pre-market clearance or approval or we could experience decreased demand for, or reimbursement of, our tests in the future. The Convertible Promissory Notes have no rights to vote The Convertible Promissory Notes have no voting rights and they convert into non-voring shares. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Common stock Holders of our outstanding Common Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preference is paid if the amount a holder of Common Stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder's shares of Common Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Common Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on October 18, 2024.

**Genomic Expression Inc.**

By   /s/ *Gitte Pedersen*

      Name: <u>Genomic Expression Inc.</u>

      Title:   CEO, Principal Accounting Officer, and Chairman of the Board

---

Exhibit A

**FINANCIAL STATEMENTS**

---



Genomic Expression Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Fiscal Years ended June 30, 2024 & 2023

# Table of Contents



# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Genomic Expression, Inc.  Management

We have reviewed the accompanying financial statements of Genomic Expression, Inc. (the Company) which comprise the statement of financial position as of June 30, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements:**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility:**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion:**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
October 10, 2024

3

# GENOMIC EXPRESSION INC.
## STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

| | As of June 30, | |
| --- | --- | --- |
| | **2024** | **2023** |
| **ASSETS** | | |
| *Current Assets:* | | |
| Cash & cash equivalents | 61,239 | 66,375 |
| Accounts Receivable | 438,374 | 349,138 |
| Related Party Loan Receivable | 141,468 | 168,400 |
| Other Current Assets | 90,316 | 79,140 |
| *Total Current Assets* | 731,397 | 663,052 |
| *Non-Current Assets:* | | |
| Intangible Assets - net | 246,037 | 252,139 |
| Fixed Assets - net | 47,396 | 161,550 |
| *Total Non-Current Assets* | 293,434 | 413,689 |
| **TOTAL ASSETS** | 1,024,831 | 1,076,741 |
| **LIABILITIES AND EQUITY** | | |
| *Current Liabilities:* | | |
| Credit Cards | 41,928 | 18,694 |
| Accounts Payable | 177,031 | 141,518 |
| SBA Line of Credit -current | 10,850 | 22,783 |
| EIDL Loans Payable - current | 11,880 | 11,880 |
| Funding Circle Loans Payable - current | 36,486 | - |
| Other Current Liabilities | 9,852 | 6,323 |
| *Total Current Liabilities* | 288,027 | 201,198 |
| *Non-Current Liabilities:* | | |
| SBA Line of Credit -noncurrent | 89,150 | 67,217 |
| EIDL Loans Payable - noncurrent | 170,001 | 180,000 |
| Convertible Notes | 195,000 | 90,000 |
| Funding Circle Loans Payable -noncurrent | 18,514 | - |
| *Total Non-Current Liabilities* | 472,665 | 337,217 |
| *TOTAL LIABILITIES* | 760,691 | 538,415 |
| **EQUITY** | | |
| Common Stock | 2,741 | 2,741 |
| Additional Paid-in Capital | 1,713,127 | 1,713,127 |
| Retained Earnings | (1,451,729) | (1,177,542) |
| *TOTAL EQUITY* | 264,139 | 538,326 |
| **TOTAL LIABILITIES AND EQUITY** | 1,024,831 | 1,076,741 |

# GENOMIC EXPRESSION INC.
## STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

|  | Fiscal Year Ended June 30, | |
|---|---|---|
|  | 2024 | 2023 |
| Revenues | | |
| Sales | 222,724 | 608,380 |
| Cost of Sales | - | 236,708 |
| Gross Profit | 222,724 | 371,672 |
| | | |
| Operating Expenses | | |
| Advertising and Marketing | 26,915 | 16,045 |
| Payroll and Employee Benefits | 106,565 | 223,280 |
| General and Administrative | 238,922 | 262,570 |
| Legal and Professional | 41,910 | 133,300 |
| Operating Lease Expense | 34,524 | 62,831 |
| Total Operating Expenses | 448,836 | 698,026 |
| Total Loss from Operations | (226,112) | (326,354) |
| Other Income (Expense) | | |
| R&D Collaborations Income | 15,706 | 311,068 |
| Grant Income | 218,334 | 122,000 |
| Other Expense | | |
| Interest Expense | 18,820 | 5,709 |
| Total Other Income (Expense) | 215,220 | 427,360 |
| Earnings Before Income Taxes, Depreciation, and Amortization | (10,893) | 101,006 |
| | | |
| Depreciation Expense | 114,154 | 114,154 |
| Amortization Expense | 149,140 | 113,916 |
| | | |
| Net Income (Loss) | (274,187) | (127,064) |

## GENOMIC EXPRESSION INC.
## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statement

| | Common Stock | | APIC | Retained earnings | Total Shareholder's |
|---|---|---|---|---|---|
| | # of Shares | $ Amount | | (Deficit) | Equity |
| Beginning balance at 06/30/22 | 2,729,950 | 2,730 | 1,699,977 | (1,050,478) | 652,229 |
| Issuance of Common Stock | 11,023 | 11 | - | - | 11 |
| Additional Paid in Capital | - | - | 13,150 | - | 13,150 |
| Net income (loss) | - | - | - | (127,064) | (127,064) |
| Ending balance at 06/30/23 | 2,740,973 | 2,741 | 1,713,127 | (1,177,542) | 538,326 |
| Issuance of Common Stock | - | - | - | - | - |
| Additional Paid in Capital | - | - | - | - | - |
| Net income (loss) | - | - | | (274,187) | (274,187) |
| Ending balance at 06/30/24 | 2,740,973 | 2,741 | 1,713,127 | (1,451,729) | 264,139 |

# GENOMIC EXPRESSION INC.
## STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

| | Fiscal Year Ended June 30, | |
| --- | --- | --- |
| | **2024** | **2023** |
| **OPERATING ACTIVITIES** | | |
| Net Loss | (274,187) | (127,064) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Depreciation Expense | 114,154 | 114,154 |
| Amortization Expense | 149,140 | 113,916 |
| Increase in Accounts Receivable | (89,237) | (18,180) |
| Increase in Other Current Assets | (11,176) | |
| Increase in Credit Cards | 23,233 | 9,491 |
| Increase in Accounts Payable | 35,513 | 124,448 |
| Decrease (Increase) in Other Current Liabilities | 3,529 | (13,161) |
| *Total Adjustments to reconcile Net Income to Net Cash provided by operations:* | 225,157 | 330,667 |
| *Net Cash provided by (used in) Operating Activities* | (49,030) | 203,603 |
| **INVESTING ACTIVITIES** | | |
| Fixed Assets | - | (30,000) |
| Intangible Assets | (143,039) | (236,348) |
| *Net Cash used in Investing Activities* | (143,039) | (266,348) |
| **FINANCING ACTIVITIES** | | |
| Net Increase in Related Party Loans Receivable/Payable | 26,932 | (200,500) |
| Proceeds from SBA Line of Credit | 10,000 | 90,000 |
| Payments for EIDL Loans Payable | (9,999) | (7,920) |
| Proceeds from Funding Circle Loans Payable | 55,000 | - |
| Proceeds from Convertible Notes | 105,000 | - |
| Issuance of Stocks | - | 13,161 |
| *Net Cash provided by (used in) Financing Activities* | 186,933 | (105,259) |
| Cash at the beginning of period | 66,375 | 234,379 |
| Net Cash increase (decrease) for period | (5,136) | (168,004) |
| Cash at end of period | 61,239 | 66,375 |

**NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS**

Genomic Expression, Inc. ("the Company") was incorporated in Delaware on June 30, 2009. The company has developed an innovative RNA Platform, OneRNA®, which identifies and quantifies over 20,000 mRNAs in a sample without using panels. This technology enables the repurposing of approved cancer drugs on an individual patient basis, aiming to provide more effective treatment options for patients who do not respond to standard therapies or experience recurrence.

Traditional diagnostic tests using DNA panels often have a limited diagnostic yield, detecting mutations for which there is an FDA-approved drug in only about 40% of cases. In contrast, the OneRNA® platform has demonstrated a nearly 100% diagnostic yield in breast and ovarian cancers. The company's clinical lab services generate revenue by offering tests to doctors when standard treatments fail. Patient samples are analyzed in the company's CLIA-certified laboratory, and the resulting reports are delivered to the ordering parties, providing personalized treatment options based on the patient's RNA profile.

The Company is also generating revenue through R&D collaborations with biotech and pharmaceutical companies. These collaborations aim to de-risk and accelerate clinical programs and ultimately create a OneRNA® companion diagnostic algorithm on the platform.

Key assets of the company include the CLIA-certified clinical laboratory and the OneRNA in cloud platform, which manages data from sample acquisition through analysis and report delivery. Since receiving CLIA validation in April 2020, Genomic Expression has launched three products: COVID-19 PCR testing in saliva, BRCA1/2 testing in tumor tissue, blood, and saliva, and OneRNA® in breast cancer. In 2024, the company completed CLIA validation for OneRNA® in ovarian cancer.

Beyond clinical diagnostics, the OneRNA® platform also contributes to drug discovery and development. The platform's RNA data can help design more successful clinical studies and generate algorithms to predict responses to standard treatments, assisting patients and doctors in making informed treatment decisions earlier in the patient journey.

To support ongoing operations and growth, Genomic Expression plans to conduct a crowdfunding campaign under Regulation CF in 2024.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of June 30, 2024, the Company has no off-balance sheet concentration of credit risk such as forward.

exchange contracts, option contracts or other foreign hedging arrangements.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on June 30. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of June 30, 2024 and June 30, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $61,239 and $66,375 in cash as of June 30, 2024 and June 30, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some are allowed a term of normally up to 30 days. Accounts receivable of the Company as of June 30, 2024, is $438,374, and as of June 30, 2023, is $349,138.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change. No allowance was provided since the historical experience and evaluation of the current status of receivables did not indicate any significant risk of loss.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation expense for the years ended June 30, 2024, and June 30, 2023, was $114,154 for both years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for June 30, 2024.

A summary of the Company's property and equipment is below:

|  |  | 2024 | 2023 |
| --- | --- | --- | --- |
| Property Type | Useful Life in Years | Cost | Cost |
| Computer Equipment | 5 | 9,969 | 9,969 |
| Office Equipment | 5 | 3,348 | 3,348 |
| Lab Equipment | 5 | 564,132 | 564,132 |
| Grand Total | - | 577,449 | 577,449 |
| Accumulated Depreciation |  | (530,052) | (415,899) |
| Property and Equipment, net | - | 47,396 | 161,550 |

Intangible Assets

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset. Costs related to preliminary project activities and post implementation activities are expensed as incurred. l

The Company's intangible assets primarily consist of intellectual property (IP), know-how, regulatory expenses, and other costs associated with its cloud-based infrastructure, OneRNACloud. This backend cloud-based data tracking and analysis platform has been in commercial use since the third quarter of 2020 for COVID-19 applications and is still undergoing continuous development. Additionally, patent expenses related to the Company's innovations are capitalized as intangible assets. These elements collectively enhance the Company's technological and commercial infrastructure.

The Company amortizes its Intangible Assets on a straight-line basis over its estimated useful life as shown below:

|  |  | 2024 | 2023 |
| --- | --- | --- | --- |
| Property Type | Useful Life in Years | Cost | Cost |
| OneRNACloud | 3 | 337,260 | 287,635 |
| Patents | 5 | 458,223 | 364,809 |
| Other Intangible Assets | 3-5 | 218,076 | 218,076 |
| Grand Total | - | 1,013,558 | 870,519 |
| Accumulated Amortization |  | (767,521) | (618,381) |
| Intangible Assets, net | - | 246,037 | 252,139 |

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue by offering clinical lab services, including RNA profiling tests through the OneRNA® platform, alongside specialized tests such as COVID-19 PCR testing and BRCA1/2 testing. Payments are typically collected at the time of service or at the initiation of services, with some customers granted payment terms of up to 30 days. The Company's primary performance obligation is to deliver a comprehensive analysis and report based on the patient's RNA profile, supporting individualized treatment options.

Revenue is recognized upon the completion of services, net of estimated returns. At this point, the Company establishes a liability for expected returns and records an asset, with a corresponding adjustment to cost of sales, for the right to recover products or provide services in settling the refund liability. This ensures that all financial transactions are accurately recorded in the Company's financial statements, accounting for potential returns or adjustments.

Other Income

The Company is generating revenue through R&D collaborations with biotech and pharmaceutical companies, which focus on de-risking and accelerating clinical programs and developing a OneRNA® companion diagnostic algorithm. Additionally, in 2023 and 2024, the Company secured grant income to support the validation of OneRNA® in ovarian cancer.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of various operational costs essential for business management and administration, primarily including payments for supplies, insurance, rent, traveling, legal and accounting services, information technology, and miscellaneous general administration expenses.

Equity-Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). According to ASC 718, share-based compensation is measured at the grant date based on the estimated fair value of the award and is recognized as an expense over the employee's vesting period. The Company has adopted ASU 2018-07 early, allowing it to measure stock options based on their intrinsic value rather than their fair value. Intrinsic value is the difference between the fair value of the underlying stock and the exercise price of the option. As of the date of these financial statements, the intrinsic value of the Company's stock options is $0.

Since there is no active market for the Company's common stock to determine its fair value, management has estimated the fair value for stock-based compensation. This estimation is based on recent stock sales to independent investors, assessments by placement agents related to preferred stock sales, and validation by independent fair value experts. Given these considerations, management has concluded that the estimated fair value of the Company's stock and related stock-based compensation expense is negligible.

As of June 30, 2024, the Company had 195,724 issued, outstanding and fully-vested stock options granted to its advisors. Additionally, there were 71,001 stock options available for issuance.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants of the Company do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2024 and 2023 to be negligible. As of June 30, 2024, the Company had 37,500 issued and outstanding warrants.

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the jurisdictions where it operates. It accounts for income taxes under the asset and liability method, which involves recognizing deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. This method determines deferred tax assets and liabilities based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates effective for the year in which the differences are expected to reverse. Changes in tax rates affecting deferred tax assets and liabilities are recognized in income in the period that includes the enactment date.

Deferred tax assets are recognized to the extent that it is believed they are more likely than not to be realized. This determination considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and recent operating results. If it is determined that deferred tax assets could be realized in excess of their net recorded amount, an adjustment to the deferred tax asset valuation allowance would be made, reducing the provision for income taxes. Uncertain tax positions are recorded in accordance with ASC 740, using a two-step process: (1) determining whether it is more likely than not that the tax positions will be sustained based on the technical merits, and (2) for tax positions meeting the more-likely-than-not recognition threshold, recognizing the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions.

The Company's primary deferred tax assets are net operating loss (NOL) carryforwards, which approximate retained earnings as of the date of these financial statements. No deferred tax asset has been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state, and local tax examinations by tax authorities for years before 2019.

The Company has already filed its tax returns as of the date of these financials.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2015, Genomic Expression established Legomics as an independent entity. Although the two companies now operate separately, Genomic Expression maintains an ongoing interest in Legomics' technology and capabilities due to their potential to accelerate RNA therapeutic development. This technology, currently at the proof-of-concept stage, may be integrated into Genomic Expression's operations in the future, pending further development and funding.

Regarding ownership, the major shareholders, who own 1,999,979 out of 2,740,973 (73%) of the issued and outstanding shares of Genomic Expression, also hold a 90% interest in Legomics.

The company had an outstanding receivable from Legomics of $141,468 as of June 30, 2024, and $168,400 as of June 30, 2023.

## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company leases equipment under an agreement that commenced on September 25, 2020, and has matured on September 25, 2023.

The details of the lease before its maturity are as follows:

| Fiscal Year Ending June 30, | Monthly Payments | Remaining Terms (months) |
|---|---|---|
| 2022 | 4,953 | 15 |
| 2023 | 4,953 | 3 |
| Thereafter | - | - |

Since the lease matured on September 25, 2023, the equipment is now fully owned by the Company, and the payments listed in the table above are no longer required.

## NOTE 5 – LIABILITIES AND DEBT

The Company's outstanding Loans to external parties are summarized as follows:

| Debt Instrument Name | Principal Amount | Interest Rate | Grant Date | Maturity Date | Monthly Payment | For the Year Ended December 2024 | | | For the Year Ended December 2023 | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Current Portion | Non-Current Portion | Total Indebtedness | Current Portion | Non-Current Portion | Total Indebtedness |
| EIDL Loan | 200,000 | 3.75% | 1/10/2021 | 6/1/2050 | 990 | 11,880 | 170,001 | 181,881 | 11,880 | 180,000 | 191,880 |
| SBA revolving credit | 100,000 | 5.25% | 2/8/2021 | 6/21/2031 | 904 | 10,850 | 89,150 | 100,000 | - | - | - |
| Funding Circle | $ 60,769.50 | 22.76% | 1/18/2024 | 1/18/2029 | 1,543 | 36,486 | 18,514 | 55,000 | - | - | - |
| Total | | | | | 3,437 | 59,216 | 277,665 | 336,881 | 11,880 | 180,000 | 191,880 |

In November 2021, the Company issued Convertible Notes totaling $90,000. These notes carry an 8% interest rate, a 20% discount rate upon conversion, and a valuation cap of $25 million. Additionally, another set of notes was issued from July to November 2023, amounting to $105,000, which also carry an 8% interest rate, a 20% discount rate upon conversion, and a valuation cap of $50 million. As of June 30, 2024, the total outstanding amount of these notes is $195,000 since none has been converted, with accrued interest totaling $6,261.

**NOTE 6 – EQUITY**

The Company has authorized 3,000,000 common shares, each with a par value of $0.001 per share. As of 2024 and 2023, there were 2,740,973 common shares issued and outstanding for both years, respectively.

Voting Rights: Common stockholders are entitled to one vote per share.

Dividends: Holders of common stock are eligible to receive dividends if and when declared by the Board of Directors.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to June 30, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 10, 2024, the date these financial statements were available to be issued.

In September 2024, the Company issued Convertible Notes amounting to $50,000, which carry an 8% interest rate, a 20% discount rate upon conversion, and a valuation cap of $50 million, similar to the existing Notes described in Note 5.

**CERTIFICATION**

I, Gitte Pedersen, Principal Executive Officer of Genomic Expression Inc., hereby certify that the financial statements of Genomic Expression Inc. included in this Report are true and complete in all material respects.

*Gitte Pedersen*

CEO, Principal Accounting Officer, and Chairman of the Board